Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release
Ur-Energy Reports Financial Results and Announces Year-End
Teleconference and Webcast to be held on Tuesday, March 22, 2011

Littleton, Colorado (Marketwire – March 18, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces it has filed the Company’s Annual Information Form and  Annual Report on Form 40-F, Audited Consolidated Financial Statements, and Management’s Discussion & Analysis, all for the year ended December 31, 2010, with Canadian securities authorities on SEDAR www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.  These filings may also be accessed on the Company’s website at www.ur-energy.com.  Shareholders of the Company may receive a hard copy of the audited consolidated financial statements, free of charge, upon request to the Company.

Ur-Energy will also hold a teleconference and webcast on Tuesday, March 22, 2011 at 11:00 a.m. Eastern Time.  The Ur-Energy management team will review the fourth quarter and year-end 2010 periods, and provide an update on the Company’s operations, corporate strategy and outlook.  A Q&A session will follow management’s presentation.  Ur-Energy’s webcast and teleconference can be accessed approximately 10 minutes prior to the webcast/teleconference at the following numbers:

US/Canada:	877-407-8033
International:	201-689-8033

A link to the live webcast will be available on the Homepage or under NEWS/WEBCASTS at the Company’s website at www.ur-energy.com or at www.InvestorCalendar.com.  Participants should go to the website link 10-15 minutes prior to the scheduled conference in order to register and download any necessary audiovisual software.

If you are unable to join the call, a replay will be available approximately three hours after the conclusion of the teleconference until April 5, 2011.  To access the replay, dial 877-660-6853 (Toll Free) or 201-612-7415 (International) and enter Account Number: 286 and Conference ID Number: 369422.

Following the webcast, the audio of the webcast will be archived on the Company’s website www.ur-energy.com.

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.